EXHIBIT 99.1

North American Energy Partners Announces Voting Results of Annual General and Special Meeting of Shareholders and Change of Name

ACHESON, Alberta, April 11, 2018 (GLOBE NEWSWIRE) -- North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA.TO) (NYSE:NOA) today announced the results of its Annual General and Special Meeting of Shareholders held on April 11, 2018.  Shareholders voted and approved the appointment of KPMG LLP as the independent auditors of the Company, approved and authorized all unallocated options issuable pursuant to the Company’s Share Option Plan and elected directors.  The following seven nominees were elected as directors of the Company to hold office until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The results of the vote for election of directors were as follows:

Nominee	Number of Votes For	Percentage of Votes For

Martin R. Ferron	16,028,123	99.05%

Ronald A. McIntosh	15,591,725	96.35%

William C. Oehmig	11,600,621	71.69%

Bryan D. Pinney	16,081,517	99.38%

John J. Pollesel	16,123,433	99.64%

Thomas P. Stan	15,954,390	98.59%

Jay W. Thornton	16,076,992	99.35%

Shareholders also approved an amendment to the articles of the Company to change the name of the Company to “North American Construction Group Ltd.”  The name change will be effective on the date shown on the certificate of amendment in respect of the name change, which is expected to be on or about April 11, 2018, but trading on the TSX and NYSE will not commence under the new name until April 16, 2018.  The Company’s trading symbol (TSX:NOA.TO) (NYSE:NOA) will remain the same.  Following the name change, share certificates of “North American Energy Partners Inc.” will remain valid until replaced on transfer and shareholders will not be required to surrender and exchange their share certificates for share certificates with the new name of the Company.  The name change will not, by itself, affect any of the rights of shareholders.

About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 60 years, NAEP has provided services to large oil, natural gas and resource companies. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

David Brunetta, CPA, CMA
Director; Finance, Investor Relations, Information Technology and Treasury
North American Energy Partners Inc.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca